BUTZEL LONG, a professional corporation
                               380 Madison Avenue,
                                   22nd Floor
                               New York, NY 10017

                               Tel: (212) 818-1110
                               FAX: (212) 818-0494
                           e-mail: dudleya@butzel.com




                                         August 21, 2008

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:      Narragansett Insured Tax-Free Income Fund
              (CIK 0000888955) Filing on August 7, 2008

Ladies and Gentlemen:

     On behalf of Narragansett Insured Tax-Free Income Fund (the "Fund"), and pursuant to Rule 477 under the Securities Act of 1933, this letter constitutes application on Form AW to withdraw the filing made on Form N-14/A on behalf of the Fund on August 7, 2008 (Accession No. 0000888955-08000020)(the "August 7 Filing").

     The August 7 filing was intended to be Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 No. 152299. However, an incorrect file number was used for the August 7 Filing. Therefore, it is appropriate to withdraw the August 7 Filing.

     Please contact me or my partner Robert Jones at the above telephone number, 212-818-1110, with any questions.


                              Very truly yours,


                              /a/ Arthur Dudley II
                              Arthur Dudley II